SilverCrest Expands High Grade Footprint At Babicanora, Step Out Drilling Intercepts 4.8 Metres Grading 598 gpt AgEq

TSX-V: SIL | OTCQX: SVCMF

VANCOUVER, Sept. 14, 2017 /CNW/ - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce additional Phase II drill results for the Las Chispas Property (the "Property") located in Sonora, Mexico. These additional drill results indicate expansion of high-grade silver-gold mineralization for the Babicanora Vein (see attached Figures) from previously announced results. The Company is currently exploring seven of the 19 known epithermal veins on the Property, including the Las Chispas, Giovanni, William Tell, Varela, La Blanquita, Granaditas, and Babicanora veins. Additional Phase II drill results are anticipated over the next several months, including potential further expansion of the Babicanora Vein.

N. Eric Fier, CPG, P.Eng, President and CEO, remarked, "Step out drilling along the strike of the Babicanora Vein has more than tripled our previously announced high-grade footprint. New high-grade drill intercepts confirm strong mineralization extending beyond the historic Babicanora workings. We have been able to trace the Babicanora Vein on surface for over three kilometres, but have drill-tested less than 20% of its known strike length. Based on continued success in the district, we plan to have up to six drills turning this fall, aiming to further expand high-grade mineralization along multiple veins in both the Babicanora and the Las Chispas areas. All of our current efforts are focused on a maiden resource announcement in early 2018."

The most significant result for this release is an intercept in Hole BA17-07 of 4.8 metres grading 4.63 grams per tonne ("gpt") gold and 250.9 gpt silver or 598 gpt silver equivalent ("AgEq", based on 75 (Ag):1 (Au) and 100% metallurgical recovery).This hole intercepted the Babicanora Vein approximately 200 metres southeast of historic workings (see attached Figures). Also noteworthy is 3.7 metres grading 2.58 gpt gold and 332.6 gpt silver, or 526 gpt AgEq in Hole UB17-11 which intercepted the Babicanora Vein approximately 75 metres below historic workings. The following table summarizes the most significant drill intercepts (uncut, undiluted) for this release in the Babicanora Vein only:

Hole No.**	From (m)	To (m)	Est. True Thickness (m)	Au gpt	Ag gpt	AgEq* gpt
UB17-11	85.1	92.5	3.7	2.58	332.6	526
includes	89.8	91.9	1.1	8.55	761.2	1,402
UB17-12	113.7	121.8	3.6	0.14	266.7	277
BA17-07	207.6	219.6	4.8	4.63	250.9	598
includes	218.2	219.6	0.5	9.95	318.1	1,064
BA17-10	80.5	81.0	0.5	4.78	37.0	396
BA17-12	140.1	142.6	2.2	1.91	138.9	282
includes	140.1	140.9	0.8	3.70	154.0	432
BA17-13	276.5	278.4	1.9	0.29	394.4	416
includes	277.8	278.4	0.6	0.05	866.0	870
BA17-14	134.6	137.2	2.1	2.01	160.5	311
includes	134.6	135.2	0.5	6.61	588.0	1,084

Note: all numbers are rounded.
*AgEq based on 75 (Ag):1 (Au) and 100% metallurgical recovery.
**BA holes are core drilled from surface. UB holes are core drilled from underground.

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC, Canada.

Drill hole UB17-10 deviated and only drilled in the footwall of the Babicanora Vein. Drill hole UB17-12 was lost in mineralization. Drill holes BA17-06, 08, 09A, 11, and 15 intercepted anomalous mineralization, but are below the Company's 150 gpt AgEq cutoff. Lower grade intercepts are assisting in defining the boundaries of the high grade footprint. All holes that have been drilled but not yet assayed have intercepted quartz veining, stockwork and breccia (see attached Figures).

The nearby parallel Babicanora Footwall Vein is becoming more defined. To date, five holes have pierced this vein, averaging an estimated true thickness of 0.7 metres grading 2.15 gpt Au and 290 gpt Ag, or 451 gpt AgEq. The Company has intersected several other unnamed veins near the Babicanora Vein, including 1.4 metres grading 2.57 gpt Au and 277.1 gpt Ag, or 470 gpt AgEq in Hole BA17-07.

The revised high-grade footprint of the Babicanora Vein is now approximately 500 metres long by 150 to 175 metres high, and is open in several directions (see attached Figures). The average estimated true thickness and grade (uncut, undiluted) for 16 drill intercepts of this footprint is 4.0 metres grading 2.88 gpt Au and 274.9 gpt Ag, or 491 gpt AgEq.

The Company plans to continue with step out drilling on the Babicanora Vein, subsequent drilling on other potential mineralized structures on the Property and underground rehabilitation at the Las Chispas area. Approximately 6,000 to 8,000 metres of additional Phase II drilling is planned for the remaining part of 2017. Besides drilling and underground work, the Company is currently accessing the extension of the Babicanora Adit to improve drill access and expand exploration work, continuing district-wide mapping and sampling, initiating metallurgical work as well as drilling and trenching historic dumps. During early 2018, the Company plans to provide a maiden resource estimation for the Property.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and President and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.
SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company is led by a proven management team in all aspects of the precious metal mining sector, including the pioneering of a responsible "phased approach" business model taking projects through discovery, finance, on time and on budget construction, and production with subsequent increased value to shareholders.

FORWARD-LOOKING STATEMENTS
This news release contains "forward-looking statements" within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration, rehabilitation and drilling programs of the Las Chispas Property, including preparation of an initial resource estimate; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Property. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng
President & CEO
SilverCrest Metals Inc.

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE SilverCrest Metals Inc.

View original content with multimedia:
http://www.newswire.ca/en/releases/archive/September2017/14/c1976.html

%SEDAR: 00037742E

For further information:SilverCrest Metals Inc., Contact: Fred Cooper, Investor Relations, Telephone: +1 (604) 694-1730, Fax: +1 (604) 694-1761, Toll Free: 1-866-691-1730 (Canada & USA), Email: info@silvercrestmetals.com, Website: www.silvercrestmetals.com, 570 Granville Street, Suite 501, Vancouver, British Columbia V6C 3P1

CO: SilverCrest Metals Inc.

CNW 09:00e 14-SEP-17